SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

SENTIO HEALTHCARE PROPERTIES, INC.

(Name of Subject Company)

SENTIO HEALTHCARE PROPERTIES, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

John Mark Ramsey

Chief Executive Officer and President

Sentio Healthcare Properties, Inc.

189 South Orange Ave., Suite 1700

Orlando, FL 32801

(407) 999-7679

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Damon M. McLean

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Tender Offer”) by MPF Northstar Fund 2, LP; MPF Income Fund 26, LLC; MPF Flagship Fund 15, LLC; MPF Badger Acquisition Co. II, LLC; MPF Platinum Fund, LP; MPF Opportunity Fund, LP; MPF Income Fund 24, LLC; MPF DeWaay Fund 7, LLC; MPF DeWaay Premier Fund 4, LLC; MP Value Fund 7, MPF Flagship Fund 13, LLC; MPF Flagship Fund 9, LLC; MP Income Fund 16, LLC; MPF DeWaay Fund 8, LLC; MPF Flagship Fund 14, LLC (collectively, the “Bidder”) to purchase up to 1,000,000 shares (the “Shares”) of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of Sentio Healthcare Properties, Inc. (the “Company”), at a price of $2.50 per Share, less the amount of any dividends declared or made with respect to the Shares between February 8, 2012 and March 28, 2012 or such other date to which the Tender Offer may be extended (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed by the Bidder with the SEC on February 8, 2012, as amended from time to time (the “Offer to Purchase”).

As discussed below, the Board of Directors (the “Board of Directors”) of the Company, unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender the Shares for purchase pursuant to the Tender Offer.

Item 1.	Subject Company Information

The Company’s name and the address and telephone number of its principal executive offices is as follows:

Sentio Healthcare Properties, Inc.

189 South Orange Ave., Suite 1700

Orlando, FL 32801

Phone Number: (407) 999-7679

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Stock, of which there were 12,883,831shares outstanding as of February 8, 2012.

Item 2.	Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Bidder pursuant to which the Bidder has offered to purchase, subject to certain terms and conditions, up to 1,000,000 Shares at the Offer Price. The Tender Offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by the Bidder with the Securities and Exchange Commission (the “SEC”) on February 8, 2012 (as amended from time to time and together with the exhibits thereto, the “Schedule TO”).

Unless the Tender Offer is extended by the Bidder, it will expire on March 28, 2012 at 11:59 p.m., Pacific Time.

According to Bidder’s Schedule TO, its business address and telephone number is:

1640 School Street
Moraga, California 94556
Phone Number: (925) 631-9100

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and the Bidder and its executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed under Items 1.01, 1.02 and 5.02 of the Company’s Current Report on Form 8-K filed with the SEC on December 22, 2011, and discussed in the section entitled “Director Compensation,” “Certain Transactions with Related Persons–Other Transactions involving Affiliates” and “Ownership of Equity Securities” in the Definitive Proxy Statement on Schedule 14A filed with the SEC on March 24, 2011 and incorporated herein by reference. The current report and the definitive proxy statement on Schedule 14A are available for free on the SEC’s Web site at www.sec.gov.

Item 4.	The Solicitation or Recommendation

(a) Solicitation or Recommendation.

The Board of Directors, in consultation with the Company’s external advisor, Sentio Investments LLC (the Advisor”), has carefully reviewed and analyzed the terms of the Tender Offer. The Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or its Members. Accordingly, the Board of Directors unanimously recommends that the Members reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Member must evaluate whether to tender its Units to the Bidder pursuant to the Offer to Purchase and that an individual Member may determine to tender based on, among other things, the individual liquidity needs of such Member.

(b) Background.

On February 8, 2012, the Bidder commenced the Tender Offer to purchase up to 1,000,000 Shares at a purchase price equal to $2.50 per Share in cash, less the amount of any dividends declared or made with respect to the Shares between February 8, 2012 and March 28, 2012 or such other date to which the Tender Offer may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal and Assignment Form. The Tender Offer, withdrawal rights, and proration period are set to expire at 11:59 P.M., Pacific Time, on March 28, 2012 (the “Expiration Date”) unless the Bidder extends the Tender Offer. The Bidder reserved the right, in its sole discretion, at any time and from time to time (but not the obligation), (i) to extend the period of time during which the Tender Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, (ii) to not accept any Shares for payment upon the occurrence of certain terms specified in the Offer to Purchase and, prior to the Expiration Date, to terminate the Tender Offer and (iii) to amend the Tender Offer in any respect prior to the Expiration Date.

On February 8, 2011, the Bidder also delivered a letter to the Company indicating that it had commenced the Tender Offer by summary newspaper advertisement pursuant to Rule 14d-5(f)(2) and Rule 14d-4(a)(3) of the General Rules and Regulations under the Securities and Exchange Act, as amended (the “Exchange Act”) and, for purposes of disseminating the Tender Offer materials, requested the Company to inform the Bidder of its election pursuant to paragraph (a)(3) of Rule 14d-5 of the Exchange Act.

In the Offer to Purchase, the Bidder indicated that it was offering to purchase the Shares because they were an “illiquid investment” and that in determining the Offer Price, the Bidder “analyzed a number of quantitative and qualitative factors, including: (i) the lack of a secondary market for resales of the Shares and the resulting lack of liquidity of an investment in the [Company]; (ii) the estimated value of the [Company]’s real estate assets; and (iii) the costs to the [Bidders] associated with acquiring the Shares. Having asserted that there is a lack of public market for the sale of Shares, the Bidder concluded that “Shareholders have limited alternatives if they seek to sell their Shares. As a result of such limited alternatives for Shareholders, the [Bidder] may not need to offer as high a price for the Shares as they would otherwise. On the other hand, the [Bidder] take[s] a greater risk in establishing a purchase price as there is no prevailing market price to be used for reference and the [Bidder itself] will have limited liquidity for the Shares upon consummation of the purchase.”

The Board of Directors believes that the Tender Offer is an opportunistic attempt by the Bidder to capture for itself the potential opportunity to realize the full long-term value of a tendering Shareholder’s investment in the Company, which would have the effect of depriving a tendering Shareholder of that opportunity.

(c) Reasons for the Recommendation.

The Process. In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with the Company’s management and the Advisor; (2) reviewed the terms and conditions of the Tender Offer; and (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities.

The Role of the Advisor. Because the Company has no direct employees, it relies on personnel employed by the Advisor and its affiliates for the day-to-day operation of the Company’s business. The Company’s Chief Executive Officer, John Mark Ramsey, who is also a director, and the Company’s Chief Financial Officer, Sharon C. Kaiser, are both employed by affiliates of the Advisor. Due to their unique familiarity with the Company’s portfolio of properties and operations, the Advisor and its personnel are well situated to provide the Board of Directors with relevant information regarding the Company’s financial performance and future prospects.

The Key Reasons for the Recommendation. In addition to undertaking the analysis noted above, the Board of Directors took into account the following in evaluating the merits of the Tender Offer and in support of its recommendation that the Stockholders reject the Tender Offer and not tender their Shares in the Tender Offer:

1.	The Company’s estimated per-share value at September 30, 2011 was determined by the Company’s Board of Directors to be $9.02 per Share. This estimate is $6.52 per share above the Bidder’s Offer Price of $2.50 per share and well in excess of the Bidder’s own estimated liquidation value for the Company of approximately $5.27 per Share. The Company determined the estimated per-share value of its Shares based upon an independent appraisal process involving all of the Company’s real estate assets, as well as other assets and liabilities, as of September 30, 2011. The Company’s valuation process was designed to determine an estimated per-share value supported by a methodology and assumptions that were appropriate given the circumstances of the Company and that employed procedures and calculations that could be reliably repeated in future periods. However, there can be no assurance as to the actual long term value of the Shares as such value is dependent on a number of factors including the fact that, as with any valuation methodology, our methodology is based upon a number of estimates and assumptions that may not be accurate or complete, and different parties with different assumptions and estimates could derive a different estimated per-share value. The value of the Shares will fluctuate over time in response to, among other things, changes in real estate market fundamentals, capital markets activities, and the other factors discussed in Item 8 “Additional Information.” For additional detail regarding the process followed by the Company in estimating the per-share value, please refer to Item 8.01 of the Company’s Current Report on Form 8-K filed with the SEC on December 22, 2011.

2.	The Board of Directors’ belief that the Offer Price represents an opportunistic attempt by the Bidder to purchase the Shares at a very low price relative to their current estimated value and make a profit, thereby depriving the Stockholders who tender Units in the Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Company. The Board of Directors’ belief in this regard is supported by the bidders’ own characterization of their offer. Specifically, the Board of Directors notes the following statement in the Bidders’ materials: “The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $2.50 per Share, the Purchasers are motivated to establish the lowest price which might be acceptable to Stockholders consistent with the Purchasers’ objectives.”

3.	The fact that the Tender Offer is subject to certain conditions, some of which provide the Bidder with discretion to determine whether the conditions have been met, such as the Bidder’s determination as to whether there has been any change or development in the Company’s business prospects that may be materially adverse to the Company.

In light of the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or the Shareholder.

Accordingly, the Board of Directors unanimously recommends that the Shareholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Shareholder must evaluate whether to tender its Shares to the Bidder pursuant to the Offer to Purchase and that an individual Shareholder may determine to tender based on, among other things, such Shareholder’s individual liquidity needs.

(d) Intent to Tender.

The directors and executive officers of the Company are entitled to participate in the Tender Offer on the same basis as other Stockholders; however, all of the directors and executive officers of the Company have advised us that they do not intend to tender any of their Shares in the Tender Offer (including Shares they are deemed to beneficially own).

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Not applicable.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days prior to the filing of the Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company or, to the Company’s best knowledge, by any of its affiliates or subsidiaries or by the directors or executive officers of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals

The Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods.

Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, general economic conditions, the financial health of the Company’s tenants, and office occupancy rates in the markets in which the Company’s properties are located.

In addition to the foregoing, the Company faces certain additional risks as described more fully in the section entitled “Part 1. Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 24, 2011, and in the sections entitled “Part II. Item 1A. Risk Factors” in the Quarterly Reports on Form 10-Q filed by the Company with the SEC on May 27, 2011, August 15, 2011 and November 14, 2011 (each of which sections is incorporated herein by reference).

Item 9.

Materials to Be Filed as Exhibits

Exhibit No.	Document
(a)(1)	Form of letter to stockholders dated February 14, 2012 from John Mark Ramsey, Chief Executive Officer and President of the Company
(a)(2)	Form of e-mail to financial advisors (whose customers are stockholders of the Company) dated February 15, 2012 from John Mark Ramsey
(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on March 24, 2011*
(e)(2)	Excerpt from the Annual Report on Form 10-K filed by the Company with the SEC on March 16, 2011**
(e)(3)	Excerpt from the Current Report on Form 8-K filed by the Company with the SEC on December 22, 2011***
(e)(4)	Excerpt from the Quarterly Report on Form 10-Q filed by the Company with the SEC on May 27, 2011**
(e)(5)	Excerpt from the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 15, 2011**
(e)(6)	Excerpt from the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 14, 2011**

*	Incorporated by reference as provided in Items 3 and 8 hereto.
**	Incorporated by reference as provided in Item 8 hereto.
***	Incorporated by reference as provided in Items 3 and 4 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

SENTIO HEALTHCARE PROPERTIES, INC.

By:	/s/ John Mark Ramsey

Date:	February 14, 2012

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Form of letter to stockholders dated February 14, 2012 from John Mark Ramsey, Chief Executive Officer and President of the Company
(a)(2)	Form of e-mail to financial advisors (whose customers are stockholders of the Company) dated February 15, 2012 from John Mark Ramsey
(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on March 24, 2011*
(e)(2)	Excerpt from the Annual Report on Form 10-K filed by the Company with the SEC on March 16, 2011**
(e)(3)	Excerpt from the Current Report on Form 8-K filed by the Company with the SEC on December 22, 2011***
(e)(4)	Excerpt from the Quarterly Report on Form 10-Q filed by the Company with the SEC on May 27, 2011**
(e)(5)	Excerpt from the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 15, 2011**
(e)(6)	Excerpt from the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 14, 2011**

*	Incorporated by reference as provided in Items 3 and 8 hereto.
**	Incorporated by reference as provided in Item 8 hereto.
***	Incorporated by reference as provided in Items 3 and 4 hereto.